

Andres Garcia · 3rd

Credit Analyst at Upstart

San Jose, California, United States · **Contact info**

500+ connections

Experience



Credit Analyst

Upstart · Full-time

Nov 2020 – Present · 1 yr 2 mos

San Mateo, California, United States



Founder & Chief Executive Officer

Street Food Inc. · Part-time

Jul 2020 – Present · 1 yr 6 mos

Bay area



Latino Business Student Association - San Jose State University

1 yr 4 mos

VP of Finance

May 2019 – May 2020 · 1 yr 1 mo

San Jose, CA

● Monitored the financial health of the organization, keeping careful tabs on regular transactions and business deals.
● Conducted regular audits of expenditures, assets, and liabilities.
● Responsible for oversight of the financial risks that the organization is taking.   ...see more

Member

Feb 2019 – May 2020 · 1 yr 4 mos

San Jose, California



Work Study Student - Accounting Unit: Department of Tax and Collections

County of Santa Clara

Oct 2018 – Apr 2020 · 1 yr 7 mos

San Jose, CA

● Transferred charges between the party's account using the county's database.
● Examined and ensured that the new accounts we received had the correct charges applied to their accounts.
● Executed a method of tracking mail sent from our office.   ...see more

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Work Study Student - Legal Unit: Department of Tax and Collections

County of Santa Clara

Apr 2018 – Jun 2018 · 3 mos

San Jose, CA

● Informed customers through the phone about their charges and payment due dates, while also transferring them to the right representative.
● Organized new court accounts so they could be applied in the county's database.

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Education



San Jose State University
Bachelor of Science - BS, Finance, General
2017 – 2020



Gavilan College
Associate of Arts - AA, Liberal Arts and Sciences, General Studies and Humanities
2013 – 2017



Dr. TJ Owens Gilroy Early College Academy
High School Diploma
2013 – 2017

Licenses & certifications



Credit Analyst Certificate
Heritage Bank of Commerce
Issued Nov 2019 · No Expiration Date

Volunteer experience



Analyst - Cisco's 1st Annual Finance Case Competition
Cisco
Sep 2019 – Nov 2019 · 3 mos

● Forecasted a company's financial statements in order to evaluate at what price we would acquire the company by using company multiples and Discounted Cash Flows.
● Learned about Merger and Acquisitions and how to forecast financial statements.
● My team was in the top 8 finalists out of 40+ teams that applied in the competition.